EXHIBIT 99.6

CONSENT OF ERIC N. CHAPMAN

CONSENT OF AUTHOR

I hereby consent to the use of my name, Eric N. Chapman, and reference to my name, the technical report entitled “Fortuna Silver Mines Inc.: Caylloma Property, Caylloma District, Peru” dated as of March 22, 2013 (the “Caylloma Report”) evaluating the Caylloma Property of Fortuna Silver Mines Inc. (the “Company”), the technical report entitled “Fortuna Silver Mines Inc.: San Jose Property, Oaxaca, Mexico” dated as of March 22, 2013 evaluating the San Jose Property of the Company (together with the Caylloma Report, the “Reports”), and the information contained in the Reports as described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2012 filed with the United States Securities and Exchange Commission.

Dated the 1st day of April, 2013.

“Eric N. Chapman”

Eric N. Chapman, P.Geo., C. Geol. (FGS)